UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)*

Numerex Corp.

(Name of Issuer)

Class A Common Stock, no par value

(Title of Class of Securities)

67053A 10 2

(CUSIP Number)

DAVID G. MCLENNAN,

CHIEF FINANCIAL OFFICER AND SECRETARY

SIERRA WIRELESS, INC.

13811 Wireless Way

Richmond, British Columbia

Canada V6V 3A4

(604) 231-1100

With copies to:

JOCELYN M. KELLEY

BLAKE, CASSELS & GRAYDON LLP

Three Bentall Centre

595 Burrard Street, Suite 2600

Vancouver, British Columbia

Canada V7X 1L3

(604) 631-3370

and

RICCARDO LEOFANTI;

RICHARD J. GROSSMAN

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

222 Bay Street, Suite 1750

Toronto, Ontario

Canada M5K 1J5

(416) 777-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SIERRA WIRELESS, INC. I.R.S. Identification No. of above persons (entities only): 94-3338019
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,680,040 (See Item 4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,680,040 (See Item 4)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100% (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

Introduction

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the Class A Common Stock, no par value (the “Shares”), of Numerex Corp., a Pennsylvania corporation (the “Issuer”), and amends and supplements certain information disclosed in the initial statement on Schedule 13D filed on August 11, 2017 by the Reporting Persons (the “Original 13D”, and together with this Amendment, the “Schedule 13D”). Unless otherwise specified, capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Original 13D.

On December 7, 2017, Sierra Wireless, Wireless Acquisition Sub, Inc. (“Merger Sub”) and the Issuer completed the transactions contemplated by the Agreement and Plan of Merger, dated as of August 2, 2017, by and among the Issuer, Sierra Wireless and Merger Sub (the “Merger Agreement”).

Pursuant to the terms of the Voting Agreements, dated as of August 2, 2017, between Sierra Wireless and certain stockholders of the Issuer, the Voting Agreements terminated upon approval of the Merger by the Issuer’s stockholders.

The foregoing descriptions of the Merger Agreement, the Voting Agreements and the transactions contemplated thereby are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreements, copies of which are listed as Exhibits hereto and are incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended and supplemented by adding the following at the end thereof:

Upon closing of the Merger, and pursuant to the terms of the Merger Agreement, Sierra Wireless issued 3,588,784 common shares, no par value, of Sierra Wireless in exchange for all of the Shares issued and outstanding, representing approximately $3.83 in Sierra Wireless common shares for each Share, or a total estimated price of approximately $76.3 million for the acquisition of all the Shares issued and outstanding.

Item 4.	Purpose of Transaction

Item 4 of the Original 13D is hereby amended and supplemented by adding the following at the end thereof:

On December 7, 2017, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer surviving the Merger as a wholly-owned subsidiary of Sierra Wireless.

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time was converted into the right to receive 0.1800 common shares, no par value, of Sierra Wireless. Additionally, each outstanding restricted stock unit, in-the-money option and in-the-money stock appreciation right of the Issuer was cancelled in exchange for the right to receive the Merger Consideration in accordance with the terms of the Merger Agreement. Subject to certain exceptions specified in the Merger Agreement, each outstanding warrant issued by the Issuer (with the exception of that certain Warrant, dated as of June 7, 2017, issued by the Issuer to HCP-FVF, LLC) was cancelled in exchange for the right to receive the Merger Consideration or, if not exercised, was otherwise cancelled at the Effective Time.

Pursuant to the terms of the Voting Agreements, the Voting Agreements terminated upon approval of the Merger by the Issuer’s stockholders on December 6, 2017.

Pursuant to the terms of the Merger Agreement, at the Effective Time, all members of the board of directors of the Issuer were replaced by the directors of Merger Sub, respectively. The articles of incorporation and bylaws of the Issuer, as in effect immediately prior to the Merger, remained as the articles of incorporation and bylaws of the Issuer.

Upon the closing of the Merger, the Shares that previously traded under the ticker symbol “NMRX”, ceased trading on, and are being delisted from, the Nasdaq Stock Market LLC. In addition, the Shares will be deregistered under the Exchange Act.

As stated above, the foregoing descriptions of the Merger Agreement, the Voting Agreements and the transactions contemplated thereby are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreements, copies of which are listed as Exhibits hereto and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

(a) and (b): As a result of the Merger and pursuant to the Merger Agreement, (i) Sierra Wireless acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 19,680,040 Shares, which represents 100% of the outstanding Shares, and (ii) has sole power to vote and dispose of 19,680,040 Shares, which represents 100% of the outstanding Shares.

(c): Except as described in this Schedule 13D, no transactions in the Shares were effected during the past sixty (60) days by Sierra Wireless, or, to the best of the knowledge of Sierra Wireless, by any of the other persons listed on Schedule A hereto.

(d): To the knowledge of Sierra Wireless, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e): Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended and supplemented by adding the following at the end thereof:

As a result of the approval of the Merger by the Issuer’s stockholders, the Voting Agreements terminated in accordance with their terms on December 6, 2017.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger by and among Sierra Wireless, Inc., Numerex Corp. and Wireless Acquisition Sub, Inc., dated August 2, 2017 (Incorporated by reference to the Original 13D filed by Sierra Wireless, Inc. on August 11, 2017).

Exhibit 2	Form of Voting Agreement, dated as of August 2, 2017, by and among Sierra Wireless, Inc. and certain shareholders of the Issuer (Incorporated by reference to the Original 13D filed by Sierra Wireless, Inc. on August 11, 2017).

Exhibit 3	Voting Agreement, dated as of August 2, 2017, by and between Sierra Wireless, Inc. and Gwynedd Resources Ltd (Incorporated by reference to the Original 13D filed by Sierra Wireless, Inc. on August 11, 2017).

Exhibit 4	Voting Agreement, dated as of August 2, 2017, by and among Sierra Wireless, Inc., VIEX Opportunities Fund, LP – Series One, VIEX GP, LLC, VIEX Special Opportunities Fund II, LP, VIEX Special Opportunities GP II, LLC, VIEX Special Opportunities Fund III, LP, VIEX Special Opportunities GP III, LLC, VIEX Capital Advisors, LLC and Eric Singer (Incorporated by reference to the Original 13D filed by Sierra Wireless, Inc. on August 11, 2017).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2017

SIERRA WIRELESS, INC.

By:	/s/ David G. McLennan
Name: David G. McLennan
Title: Chief Financial Officer and Secretary

SCHEDULE A

Directors and Executive Officers of Sierra Wireless, Inc.

The following table sets forth the (a) name, (b) present principal occupation or employment and (c) citizenships of each of the directors and executive officers of Sierra Wireless. The business address of all directors and officers listed below is c/o Sierra Wireless, Inc. 13811 Wireless Way, Richmond, British Columbia, Canada V6V 3A4.

Name	Present Principal Occupation or Employment	Citizenship
Jason W. Cohenour	President and Chief Executive Officer and Director	United States of America

David G. McLennan	Chief Financial Officer and Secretary	Canada

René F. Link	Chief Marketing Officer and Senior Vice President Strategy	United States of America

Philippe Guillemette	Chief Technology Officer	France

Bill Dodson	Senior Vice President, Operations	United States of America

Jason Krause	Senior Vice President and General Manager, Enterprise Solutions	Canada

Marc Overton	Senior Vice President and General Manager, Cloud & Connectivity Services	United Kingdom

A. Daniel Schieler	Senior Vice President and General Manager, OEM Solutions	United States of America

Pierre Teyssier	Senior Vice President, Purchasing	France

Kent Thexton	Chair of the Board of Directors of Sierra Wireless; General Partner at ScaleUP Ventures Fund	Canada

Gregory D. Aasen	Director of Sierra Wireless; Retired Executive	Canada

Robin Abrams	Director of Sierra Wireless; Retired Executive	United States of America

Paul G. Cataford	Director of Sierra Wireless; President and Chief Executive Officer, Zephyr Sleep Technologies	Canada

Charles E. Levine	Director of Sierra Wireless; Retired Executive	United States of America

Thomas Sieber	Director of Sierra Wireless; Retired Executive	Switzerland